UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-142283

VERSO PAPER HOLDINGS LLC

(Exact name of registrant as specified in its charter)

6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.75% Senior Secured Notes due 2019

11.75% Secured Notes due 2019

13% Second Priority Senior Secured Notes due 2020

16% Senior Subordinated Notes due 2020

8.75% Second Priority Senior Secured Notes due 2019

11.38% Senior Subordinated Notes due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  0

EXPLANATORY NOTE

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Registrant to file reports under Section 15(d) of the Exchange Act was automatically suspended for the fiscal year beginning January 1, 2016 because each of the Registrant’s Second Priority Adjustable Senior Secured Notes and Adjustable Senior Subordinated Notes was held of record by less than 300 persons as of and since that date. The Registrant thereafter continued to file Exchange Act reports with the Securities and Exchange Commission on a voluntary basis. This Form 15 is being voluntarily filed to provide notice of the statutory suspension of the Registrant’s obligation to file such reports.

This Form 15 also is being voluntarily filed to make clear that the Registrant has no filing obligations under the Exchange Act with respect to its 11.75% Senior Secured Notes due 2019, 11.75% Secured Notes due 2019, 13% Second Priority Senior Secured Notes due 2020, 16% Senior Subordinated Notes due 2020, 8.75% Second Priority Senior Secured Notes due 2019 and 11.38% Senior Subordinated Notes due 2016. The filing obligations with respect to such notes were previously and automatically suspended by statute, because each issue of such notes was held of record by less than 300 persons as of and since the beginning of prior fiscal years of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Verso Paper Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2016	By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary